Exhibit 1.01

Inphi Corporation

Conflict Minerals Report

For the Year Ended December 31, 2015

Introduction

This is the Conflict Minerals Report of Inphi Corporation (“Inphi” or “we”) for the year ended December 31, 2015 in accordance with the requirements of Rule 13p-1 (17 CFR 240.13p-1) of the Securities Exchange Act of 1934, as amended (the “Rule”). The U.S. Securities and Exchange Commission (SEC) approved the Rule to implement the reporting and disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 on some companies that use conflict minerals necessary for the functionality and production of product manufactured or contracted to be manufactured by the company. Under the Rule, the companies are required to disclose the source and chain of custody of its conflict minerals. This report has not been subject to an independent private sector audit as allowed under Rule 13p-1. This report and Form SD can be found on the Inphi Corporation website www.inphi.com. Terms not otherwise defined herein shall have the meanings ascribed to them under Form SD, the Rule and Release No. 34-67716.

1.	Company overview

Inphi is a leading provider of high-speed analog and mixed signal semiconductor solutions for the communications, data center and computing markets. We design and manufacture integrated circuits for optical interconnects, network communications and memory registering and buffering. We are a fabless semiconductor provider. The manufacturing of most of our products is performed by outside semiconductor foundries and electronics assembly subcontractors, although certain low volume products are assembled at our California location. Therefore, Inphi does not directly purchase most materials for production of its products. We rely on foundries, subcontractors, and suppliers to gather and provide information on the materials used.

2.	Conflict Minerals Policy

Inphi’s goal is to eliminate the use of conflict minerals defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, from non-conflict free sources. We are aware that many of our products contain tin, tantalum, tungsten and gold (“3TG”) metals that are necessary to the functionality or production of those products. To this end, Inphi works with its suppliers to identify the sources of all 3TG metals used in our products. If any of these metals originate from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), then further investigation is required. Inphi uses the tools provided by the Conflict Free Smelter Program (“CFSP”) to gather information from suppliers. The information requested includes the name and location of smelters or refiners used to produce the metals, and the origin of the minerals. Our due diligence process and efforts are consistent with the Organization for Economic Co-operation and Development (OECD) “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” Our Conflict Minerals Policy can be found on the Inphi Corporation website at www.inphi.com.

3.	Identification of Conflict Minerals

The first step of the conflict mineral investigation was to determine the 3TG usage in our products. We reviewed the bill of materials and material composition of products sold during 2015 to determine which materials contain the 3TG metals. Our semiconductor products contain one or more of the 3TG metals, tin, tantalum, tungsten, or gold, in varying quantities which are necessary for their functionality. From this information, we developed a list of direct suppliers/subcontractors to be surveyed who provided 3TG materials for our products. Engineering and evaluation materials were not included in the analysis.

4.	Reasonable Country of Origin Inquiry (RCOI)

Once the list of suppliers was identified, we began the process of surveying the supply chain using the CFSP Conflict Mineral Reporting Template (“CMRT”). This template is used universally throughout the electronics industry and requests information, including details of the smelters/refiners where the materials were processed and the location of mines where the minerals originated. We informed each supplier of our desire to use only materials verified to be conflict-free and asked them to return a completed CMRT form. If suppliers sent incomplete information, or did not respond, we followed up with further requests. Based on the responses from the suppliers, we were not able to conclusively determine the complete geographic origin of all 3TG materials used in our products. In addition, some of the 3TG materials were sourced from recycled/scrap metal. Therefore, we proceeded to perform due diligence.

5.	Due Diligence

Inphi’s due diligence processes and efforts are based on the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” Our goal is to establish a low risk supply chain for 3TG metals.

Management Systems

Inphi has adopted a Conflict Minerals Policy, which is available on the Inphi Corporation website at www.inphi.com, and developed a cross-functional team including upper management to guide our efforts. Suppliers are informed of Inphi’s conflict mineral efforts and are expected to investigate their supply chains for conflict minerals information and inform us of the results. We are actively engaged with our suppliers to refine the information and work toward a conflict-free supply chain.

Assess Risk in Supply Chain

As a provider of integrated circuits, we have no direct relationship with 3TG suppliers. Thus, we rely upon information provided by our direct suppliers. Careful review of this information reveals some inaccuracies and inconsistencies. Follow up questions and repeated inquiries help to refine the responses, but there still remains a risk that the final information is incomplete or inaccurate. Some suppliers are unable to gather complete information from their sub-tier suppliers, as some sub-tier suppliers consider this information as proprietary.

Strategy Implementation

We continue to engage with our direct suppliers and subcontractors to gather up-to-date conflict mineral information using the CFSP template. We are requesting our supply chain to procure materials from known conflict-free sources. Where a supplier is not identified as conflict-free, we request that they actively proceed to become certified. Where this is not possible, we request our direct suppliers to find alternate sources which are determined to be conflict-free.

Third Party Audits

Because Inphi does not have direct relationships with suppliers of the 3TG materials, we rely upon third parties to perform audits and certify smelters/refiners as conflict-free. The CFSP coordinates audits of 3TG smelters/refiners and publishes lists of those that are found to be conflict-free by following OECD guidelines. The CFSP also publishes names of smelters/refiners that are actively in the process of becoming certified conflict-free, but have not completed the process to date. Inphi uses these published lists to determine if the smelters/refiners supplying 3TG materials for our products are conflict-free. If the sources of all 3TG materials for a product have been identified as conflict-free, then Inphi likewise considers such product as conflict-free.

Reporting and Results

Responses from our suppliers using the CFSP reporting template have been reviewed, combined and summarized for each product group.

Responding parties provided a CMRT which includes a declaration page and a list of smelter/refiner names. Most provided complete lists of smelters representing 100% of the 3TG materials they utilized. However, a few suppliers provided incomplete lists of smelters/refiners due to the inability to obtain this information from all their sub-tier suppliers. We continue to work with these suppliers to improve their responses.

Many suppliers declared that a portion of the 3TG metals came from the Covered Countries. However, these suppliers also indicated that such materials came from a smelter/refiner that has been audited and is listed as conflict-free by the CFSP. Certain suppliers declared that they are uncertain if any 3TG materials came from the Covered Countries because (a) not all the smelters are identified or (b) not all of the smelters have been audited by an independent party to verify their declaration.

The responses from all suppliers were combined and a list of unique smelter/refiner names was created. Inphi used the CFSP compliance lists to determine if the minerals originate from the Covered Countries and could be benefitting armed groups. A majority of the smelters/refiners on our list have been verified as conflict-free compliant by CFSP. However, not all of the smelters/refiners are on the conflict-free lists. As such, the source of some of the minerals remains unverified.

Steps to Improve Due Diligence

The information provided by our suppliers has improved significantly from previous years, but is still not complete. Inphi is continuing to work with our suppliers to improve the quality and completeness of information collected by using the most updated CMRT form. We will continue to review supplier responses, provide feedback as necessary, and encourage suppliers to switch to conflict-free sources.

6.	Conclusion

Except for engineering and evaluation materials, Inphi integrated circuit products sold during the year ended December 31, 2015 were included in the survey and analysis. Because some of the information provided by our suppliers is incomplete and not all smelters have been verified by CFSP as conflict-free, we are unable to determine if our products are entirely conflict-free.